SECU  SION

12061768

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 2428

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fifth Third Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

38 Fountain Square Plaza
(No. and Street)

Cincinnati	Ohio	45263
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sara M. Willingham 513-534-0271
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 30 2012
DIVISION OF TRADING & MARKETS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP.
(Name – *if individual, state last, first, middle name*)

250 East 5th Street	Cincinnati	Ohio	
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Fifth Third Securities, Inc.

(A Wholly Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of
December 31, 2011, Independent Auditors' Report

Files pursuant to Rule 17A-5(e)(3) as a PUBLIC DOCUMENT
See Number 8-000628

FIFTH THIRD SECURITIES, INC
(A Wholly Owned Subsidiary of Fifth Third Bank)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
250 E. 5th Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2011. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.


Deloitte & Touche LLP

February 29, 2012

Fifth Third Securities, Inc.

(A Wholly Owned Subsidiary of Fifth Third Bank)

Statement of Financial Condition as of
December 31, 2011, Independent Auditors' Report

Files pursuant to Rule 17A-5(e)(3) as a PUBLIC DOCUMENT
See Number 8-000628

FIFTH THIRD SECURITIES, INC
(A Wholly Owned Subsidiary of Fifth Third Bank)

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
250 E. 5th Street
Suite 1900
Cincinnati, OH 45202-5109
USA

Tel: +1 513 784 7100
Fax: +1 513 784 7204
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
Fifth Third Securities, Inc.
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Fifth Third Securities, Inc. (the "Corporation") as of December 31, 2011. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Fifth Third Securities, Inc. at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.



February 29, 2012

(A Wholly Owned Subsidiary of Fifth Third Bank)

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2011

ASSETS		LIABILITIES AND SHAREHOLDER'S EQUITY	
Cash and cash equivalents	$29,219,838	Accounts payable	$313,554
Receivable from affiliated company	1,659,851	Other liabilities	14,766,826
Receivable from clearing broker	9,112,490	Note payable to Parent Company	44,904
Other receivables	6,628,017	Payable to Parent Company	1,064,075
Securities owned, at fair value	153,114,011	Securities sold, not yet purchased	5,429,288
Property and equipment - net	653,183	Income tax payable to Parent or affiliated companies	452,623
Goodwill	47,390,353		
Intangible assets	121,000	**Total Liabilities**	22,071,270
Deferred income taxes - net	1,376,939		
Other assets	1,720,963	**SHAREHOLDER'S EQUITY**	
		Capital stock, $100 par value--authorized--17,375 shares, issued and outstanding-7,619 shares	761,900
		Additional paid-in capital	189,723,752
		Retained earnings	38,439,723
		Total Shareholder's Equity	228,925,375
Total Assets	$250,996,645	**Total Liabilities and Shareholder's Equity**	$250,996,645

See Notes to Financial Statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Fifth Third Securities, Inc. (the "Corporation") is a broker-dealer and Registered Investment Advisor, registered with the U.S. Securities & Exchange Commission (the "SEC"). The Corporation is a member of the Financial Industry Regulatory Authority (the "FINRA"). The Corporation is a wholly owned subsidiary of Fifth Third Bank (the "Parent Company"). The Parent Company is an indirect wholly owned subsidiary of Fifth Third Bancorp (the "Bancorp"). The Corporation may enter into transactions with other subsidiaries of the Parent Company (the "affiliated companies") in the normal course of business.

In its capacity as a broker-dealer, the Corporation executes principal transactions, agency transactions and performs underwriting and investment banking services. The Corporation conducts business with other broker-dealers that are located in the New York area and throughout the Midwestern United States on behalf of its customers and for its own proprietary accounts. The Corporation's customers are primarily located throughout the Midwestern and Southeastern United States. The Corporation clears all transactions on a fully-disclosed basis through its clearing broker.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The financial statements include the accounts of the Corporation, which is engaged in a single line of business as a securities broker-dealer comprising of several classes of services, including principal transactions, agency transactions, and performs underwriting and investment banking services. The accompanying financial statements are presented on the accrual basis of accounting.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes — The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from Bancorp. The amount of current and

deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Subsequent Events — The Corporation has evaluated subsequent events through February 29, 2012, which is the issuance date for the financial statements.

Recently Issued Accounting Pronouncements —

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs
In May 2011, the Financial Accounting Standards Board (the "FASB") issued amended guidance that will result in common fair value measurement and disclosure requirements between U.S. GAAP and IFRS. Under the amended guidance, the Corporation will be required to expand its disclosure for fair value instruments categorized within Level 3 of the fair value hierarchy to include (1) the valuation processes used by the Corporation; and (2) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs for recurring fair value measurements and the interrelationships between those unobservable inputs, if any. The Corporation will also be required to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position but for which the fair value is required to be disclosed. The amended guidance is to be applied prospectively and is effective for interim and annual periods beginning after December 15, 2011.

Testing Goodwill for Impairment
In September 2011, the FASB issued amended guidance on testing goodwill for impairment. The amended guidance simplifies how the Corporation is required to test goodwill for impairment and permits the Corporation to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, the Corporation determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test would be unnecessary. However, if the Corporation concludes otherwise, it would then be required to perform Step 1 of the goodwill impairment test, and continue to Step 2, if necessary. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011.

When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts
In December 2010, the FASB issued amended guidance to address questions about entities with reporting units with zero or negative carrying amounts. For those reporting units, the amended guidance requires the entity to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The Corporation does not currently have any reporting units with zero or negative carrying amounts, and therefore the adoption of this guidance on January 1, 2011 did not have an impact on the Corporation's Statement of Financial Condition.

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued amended guidance related to disclosures about offsetting assets and liabilities. The amended guidance requires the Corporation to disclose both gross information and net information about financial instruments, including derivatives, and transactions eligible for offset in the Statement of Financial Condition as well as financial instruments and transactions subject to agreements similar to a master netting arrangement. The amended guidance will be applied retrospectively and is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013.

3. CASH AND SECURITES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

The Corporation operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially the requirements of Paragraph (k)(2)(ii) provide that the Corporation clear all transactions on behalf of its customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customer and maintains and preserves all related books and records customarily kept by a clearing broker/dealer.

4. SECURITIES TRANSACTIONS

Securities owned and securities sold, not yet purchased, are recorded at fair value, with related changes reflected in results of operations for the period. Total securities at December 31, 2011, consist of the following:

	Securities	
	Owned	**Sold-Not yet Purchased**
State and municipal obligations	$ 9,046,951	$ 533,528
Corporate obligations	9,678,183	319,620
Money market investments	119,747,605	
Mutual funds	821	
US Government, government sponsored agency, and agency obligations	11,101,013	4,300,057
Commercial paper, bankers acceptances, certificates of deposit	3,341,599	276,083
Stocks	197,839	
Total securities	$ 153,114,011	$ 5,429,288

Securities transactions and related revenues and expenses are recorded in the accounts on a trade-date basis.

5. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Corporation clears all of its transactions through a clearing broker, National Financial Services, on a fully-disclosed basis. The Corporation's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the customers' ability to satisfy their obligations to the Corporation. The Corporation does not anticipate nonperformance by customers in the above situations. The Corporation, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Corporation's clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral, or reduce positions, when necessary. The Corporation's policy is to monitor its market exposure and counterparty risk. In addition, the Corporation has a policy of reviewing, as considered necessary, the credit standing of each customer with whom it conducts business.

The Corporation is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Corporation's policy to review, and monitor as necessary, the credit standing of and exposure to each counterparty.

At December 31, 2011 the Corporation had the following securities that exceeded 10% of total securities positions, which equals securities owned, at fair value less securities sold, not yet purchased:

Description	Fair Value	Percentage of Total Securities
Fidelity Cash Management Funds Prime Fund	$ 101,004,563	68%
Fifth Third Prime Money Market	18,743,043	13%
	$ 119,747,606	81%

6. INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by the Bancorp. As described in the tax sharing agreement between the Corporation and the Bancorp, federal and state income taxes are calculated as if the Corporation files separate income tax returns.

Deferred income taxes are comprised of the following temporary differences at December 31, 2011:

Deferred tax assets:	
Deferred compensation	$ 1,566,557
Deferred income/expense	197,022
State deferred taxes	97,177
Reserves	96,968
Total deferred tax assets	1,957,724
Deferred tax liabilities:	
Prepaid expenses	484,489
Intangibles	42,350
Other	53,946
Total deferred tax liabilities	580,785
Total net deferred tax asset	$ 1,376,939

The Corporation has determined that a valuation allowance is not needed against the deferred tax assets as of December 31, 2011. The Corporation considered all of the positive and negative evidence available to determine whether it is more likely than not that the deferred tax assets will ultimately be realized and, based upon that evidence, the Corporation believes it is more likely than not that the deferred tax assets recorded at December 31, 2011 will ultimately be realized. The Corporation reached this conclusion as the Corporation has sufficient taxable income in the carryback period and it is expected that the Corporation's remaining deferred tax assets will be realized through the reversal of its existing taxable temporary differences and its projected future taxable income.

As of January 1, 2011 and December 31, 2011, there were no unrecognized tax benefits.

7. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2011, consists of the following:

Furniture and equipment	$ 1,127,827
Premises	758,567
Software	359,777
Leasehold improvements	206,666
Land	111,650
Total	2,564,487
Less accumulated depreciation	1,911,304
Property and equipment — net	$ 653,183

8. GOODWILL AND INTANGIBLE ASSETS

As of December 31, 2011, the Corporation had goodwill of $47,390,353 and finite-lived intangible assets of $1,100,000 less accumulated amortization of $979,000. Intangible assets consist of customer lists and are amortized on a sum-of-years'-digits basis over 10 years.

The Corporation completed its most recent annual goodwill impairment test as of September 30, 2011, and determined that no impairment existed.

9. FAIR VALUE MEASUREMENTS

The Corporation measures certain financial assets and liabilities at fair value in accordance with U.S. GAAP, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. U.S. GAAP also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

The following table summarizes assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements Using			
As of December 31, 2011	**Quoted Prices in Active markets for Identical Assets (Level 1)**	**Significant other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Fair Value**
Assets:				
Securities owned - at fair value				
State and municipal obligations	$ -	$ 8,216,951	$ 830,000	$ 9,046,951
Corporate obligations	-	9,678,183	-	9,678,183
Money market investments	119,747,605	-	-	119,747,605
Mutual funds	821	-	-	821
US Government, government sponsored agency, and agency obligations	14,576	11,086,437	-	11,101,013
Commercial paper, bankers acceptances, certificates of deposit	-	3,341,599	-	3,341,599
Stocks	197,839	-	-	197,839
Total assets	$ 119,960,841	$ 32,323,170	$ 830,000	$ 153,114,011
Liabilities				
Securities sold, not yet purchased				
State and municipal obligations	$ -	$ (533,528)	$ -	$ (533,528)
Corporate obligations	-	(319,620)	-	(319,620)
US government, government sponsored agency, and agency obligations	(1,702,987)	(2,597,070)	-	(4,300,057)
Commercial paper, bankers acceptances, certificates of deposit	-	(276,083)	-	(276,083)
Total liabilities	$ (1,702,987)	$ (3,726,301)	$ -	$ (5,429,288)

The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Financial Instruments Measured at Level 1 — Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities within securities owned — at fair value include money market investments, US government obligations, and stocks, which are valued based on market transactions involving identical assets that are actively traded. Level 1 securities within securities sold, not yet purchased include US government obligations, which are valued based on market transactions involving identical assets that are actively traded.

Financial Instruments Measured at Level 2 — If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Level 2 securities within securities owned — at fair value and securities sold, not yet purchased include: state and municipal obligations valued based on bonds with similar characteristics, corporate obligations that are valued utilizing an Option Adjusted Spread model, U.S. Government sponsored agency and agency obligations valued utilizing a matrix-based approach and discounted cash flows, while commercial paper, bankers acceptances, CDs are valued utilizing a matrix-based approach.

Financial Instruments Measured at Level 3 — In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. Level 3 securities within securities owned — at fair value consist of auction rate securities. Due to the illiquidity in the market for certain types of these securities, the Corporation measured fair value using a discount rate commensurate with the assumed holding period.

Short-term Financial Assets and Liabilities — The fair values of the receivable from clearing broker and the payable to the Parent Company approximate their carrying amounts because of the short maturities of the instruments. Similarly, due to the short-term nature of all other financial assets and liabilities, their carrying values approximate fair value.

The following table is a reconciliation of assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3):

For the Year Ended December 31, 2011	**Total Fair Value**
Beginning balance:	$ 5,557,000
Purchases, sales, issuances and settlements - net	$ (4,643,375)
Total gains or (losses) - realized / unrealized included in earnings	$ (83,625)
Securities owned - at fair value	$ 830,000
Total assets	$ 830,000

10. DERIVATIVE FINANCIAL INSTRUMENTS

The Corporation may use free-standing derivative instruments to reduce certain risks related to interest rate volatility. These instruments, if any, are included within other assets and other liabilities. Derivative instruments the Corporation may use include futures contracts based on Treasury notes and Treasury bonds. Futures contracts are contracts in which the buyer agrees to purchase, and the seller agrees to make delivery of, a specific financial instrument at a predetermined price or yield.

As of December 31, 2011, the Corporation had no open derivative contracts. Credit risks arise from the possible inability of counterparties to meet the terms of their contracts. The Corporation's exposure is limited to the replacement value of the contracts rather than the notional amounts.

11. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Corporation uses the alternative method for calculating net capital, which requires maintaining minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances, as defined. At December 31, 2011, the Corporation's net capital of $134,078,283 exceeded its required net capital of $250,000 by $133,828,283.

12. GUARANTEES

U.S. GAAP requires the Corporation to disclose information about its obligations under certain guarantee arrangements. U.S. GAAP defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. U.S. GAAP also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Corporation guarantees the collection of all margin account balances held by its brokerage clearing agent for the benefit of its customers. The Corporation is responsible for payment to its brokerage clearing agent for any loss, liability, damage, cost or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the brokerage clearing agent as of December 31, 2011, was $13,882,035. In the event of any customer default, the Corporation has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Corporation does not maintain any loss reserve.

13. RELATED-PARTY TRANSACTIONS

The Bancorp uses a centralized approach to cash management. Cash receipts and payments of trade payables and other disbursements are processed through a centralized cash management system by the Bancorp. All cash derived from or required for the Corporation's operations is applied to or against the payable to Parent Company.

The payable to the Parent Company of $1,064,075 represents a net payable as the Corporation has the right and the intent to net settle the payable to and the receivable from the Parent Company. At December 31, 2011, the net payable relates to $1,665,743 in general payables and $326,108 in trade payables, which are decreased by $323,156 in general receivables and $604,620 of trade receivables.

The receivable from affiliated company of $1,659,851 represents a net receivable as the Corporation has the right and the intent to net settle the payable to and the receivable from the affiliated company. At December 31, 2011, the net receivable relates to $2,261,435 in general receivables, which are reduced by $601,584 in general payables.

Federal and certain state income taxes are filed on a consolidated basis with the Parent Company or other affiliated companies and are net settled with each entity. At December 31, 2011 the payables to the Parent or affiliated companies relating to income taxes were $452,623.

Included within securities owned is a money market investment the Corporation has with the Parent Company totaling $18,743,043.

On September 25, 2011, the Corporation entered into a Pledge Agreement with the Parent Company. Under the Pledge Agreement, the Parent Company agreed to extend credit to the Corporation in the principal amount of $750 million. Interest is paid monthly at the target Federal Funds Rate plus 3.375 percent, which was 3.625% at December 31, 2011. The note is due September 25, 2012 and is secured by certain securities owned by the Corporation. The Corporation had outstanding borrowings on this note totaling $44,904 at December 31, 2011, which is recorded as a note payable to the Parent Company.

The Corporation offers a brokerage sweep product that allows customers to sweep excess cash positions into an interest-bearing account at the Parent Company.

The Bancorp has fidelity bonds with coverage that extends to the Corporation. The deductible on these bonds is $7,500,000. Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, the Corporation's calculated net capital is reduced by an amount that approximates the deductible on the fidelity bond.

As of December 31, 2011 the Corporation had $28,252,840 cash on deposit with the Parent Company.

14. COMMITMENTS AND CONTINGENCIES

The Corporation leases various offices under operating agreements requiring minimum annual rental payments of $12,600 to be paid during 2012.

In the normal course of business, the Corporation is subject to certain litigation. Management is of the opinion, based upon review of its issues, that settlements (if any) not specifically accrued for at December 31, 2011, will not materially impact the Corporation's financial statements.

The Corporation serves as a remarketing agent to the Bancorp, which facilitates financing for its commercial customers, consisting of companies and municipalities, by marketing variable rate demand notes (VRDNs) to investors. The VRDNs pay interest to holders at a rate of interest that fluctuates based upon market demand. The VRDNs generally have long-term maturity dates, but can be tendered by the holder for purchase at par value upon proper advance notice. When the VRDNs are tendered, a remarketing agent generally finds another investor to purchase the VRDNs to keep the securities outstanding in the market. The Corporation acts as the remarketing agent to issuers on approximately $2.9 billion of VRDNs at December 31, 2011. As remarketing agent, the Corporation is responsible for finding purchasers for VRDNs that are tendered by investors. At December 31, 2011, The Corporation held $199,050 of these securities in its portfolio and classified them as securities owned — at fair value.

The Corporation routinely enters into when-issued and firm underwriting commitments. At December 31, 2011, the Corporation had no underwriting commitments outstanding.

* * * *